EXHIBIT 99.1

Re:     Eurocom Update

Ramat-Gan, Israel	October 24, 2018

As previously reported, on April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications Ltd., the Company’s controlling shareholder, effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers (the “Special Managers”) of Eurocom Communications Ltd.

Internet Gold-Golden Lines Ltd. (Nasdaq and TASE: IGLD) (the “Company”) reports that on October 23, 2018, it received a letter from the Israeli Minister of Communications pursuant to which the Special Managers are confirmed (effective May 3, 2018) as the controlling persons of Eurocom Communications, and as holders of the control permit as required pursuant to Israel’s Communications (Telecommunications And Broadcasting) Order (Determination Of Essential Service Provided By “Bezeq” The Israel Telecommunication Corp.)

The confirmation letter from the Israeli Minister of Communications does not change the current legal status since the Court issued the liquidation order pursuant to which the Special Managers control Eurocom Communications.

For the avoidance of doubt, the control permits of the Company and its subsidiary, B Communications Ltd., remain intact without change.